UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 1, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organigram Holdings Inc.

File No. 005-90762 - CTR#4995

BT DE Investments Inc. and British American Tobacco p.l.c. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibit 99.1 to an amended Schedule 13D filed on January 25, 2024, relating to their beneficial ownership of common shares of Organigram Holdings Inc.

Based on representations by BT DE Investments Inc. and British American Tobacco p.l.c. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.1

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance